UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25
                           NOTIFICATION OF LATE FILING
                         Commission File Number: 0-16206

(Check One):   |X| Form 10-K   |_| Form 11-K    |_| Form 20-F     |_| Form 10-Q
               |_| Form N-SAR

     For Period Ended:  May 31, 2000
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     [ ]  Transition Report on Form 10-K     [ ] Transition Report on Form10-Q
     [ ]  Transition Report on Form 20-F     [ ] Transition Report on Form N-SAR
     [ ]  Transition Report on Form 11-K
     For the Transition Period Ended:

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  Read Instruction (on back page) Before Preparing Form. Please Print or Type.
    Nothing in this form shall be construed to imply that the Commission has verified any information containedherein.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:



PART I - REGISTRANT INFORMATION

Oak Tree Medical Systems, Inc.
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Full Name of Registrant

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Former Name if Applicable

1725 Tenbroeck Avenue
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Address of Principal Executive Office (Street and Number)

Bronx, New York  10461
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City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

      [x] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
      [x] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
      [ ](c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)

        The Registrant is unable to file timely its Form 10-KSB for the fiscal year ended May 31, 2000 (the "Form 10-KSB") because the Registrant recently changed its independent accountants and the Registrant's financial statements were not completed on or before the date on which the Registrant's Form 10-KSB is required to be filed. On August 17, 2000, the Registrant dismissed Grant Thornton LLP as its independent auditors and selected Wiss & Company, LLP ("Wiss & Company") as independent auditors to audit the financial statements of the Registrant for the fiscal year ending May 31, 2000. The Registrant is preparing its Form 10-KSB in conjunction with Wiss & Company, who is reviewing the financial statements of the Registrant for the first time. As a result of its recent change in independent accountants, the Registrant's preparation of the Form 10-KSB is taking longer than expected. The Registrant believes at this time that its Form 10-KSB will be filed within the grace period provided for under Rule 12b-25.


PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification


     Simon Boltuch                (718)                 828-6996
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     (Name)                       (Area Code)           (Telephone Number)


(2) Have all other period reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no,
     identify report(s).                                      |X| Yes |_| No

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(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion
     thereof?                                                   |_| Yes |X| No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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                         Oak Tree Medical Systems, Inc.
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                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:   August 30, 2000                     By: /s/ SIMON BOLTUCH
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                                                Name:  Simon Boltuch
                                                Title:  Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION
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       Intentional misstatements or omissions of fact constitute Federal
                   Criminal Violations (See 18 U.S.C. 1001).
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